Exhibit (d)(5)

MICRO HOLDING CORP.

C/O HELLMAN & FRIEDMAN LLC

ONE MARITIME PLAZA, 12TH FLOOR

SAN FRANCISCO, CA 94111

September 17, 2010

Robert Brisco

c/o Internet Brands, Inc.

909 N. Sepulveda Blvd., 11th Floor

El Segundo, CA 90245

Dear Robert:

Pursuant to the Agreement and Plan of Merger, dated as of September 17, 2010 (the “Merger Agreement”), by and among Internet Brands, Inc. (the “Company”), Micro Holding Corp., a Delaware corporation (“Parent”) and Micro Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub, subject to the terms and conditions of the Merger Agreement, will merge with and into the Company.  Capitalized terms used in this letter agreement but not defined herein will have the meanings ascribed to them in the Merger Agreement.  In consideration of the mutual covenants and conditions as hereinafter set forth, you and Parent do hereby agree as follows:

1.             Following the Effective Time, you agree to serve in the position and Parent agrees to cause the Company, or an affiliate thereof, to offer you employment in the position and on the terms described in your Employment and Equity Term Sheet, attached hereto as Exhibit A (the “Term Sheet”).

2.             Immediately prior to the Effective Time, you will invest an amount equal to approximately 33% of your after-tax proceeds that you would receive in the Merger with respect to your currently owned equity (including options to purchase such equity) of the Company (assuming that such currently owned equity will be cashed-out in the transaction) in shares of Parent common stock.

3.             As of the Closing, you agree to execute, and Parent agrees to cause the Company, or an affiliate thereof (including, as applicable, Parent), to execute an employment agreement and any other necessary agreements to reflect the terms and conditions set forth in the Term Sheet (such documents, the “Executive Arrangements”) and address other reasonable and customary provisions associated therewith.  The Executive Arrangements will supersede any and all prior agreements (including verbal agreements) between you and the Company, Parent and any of their respective affiliates, with respect to any matters discussed therein, including, without limitation, your employment terms and severance rights and conditions following the Closing.   You and Parent agree to use good faith efforts to negotiate, finalize, execute and deliver the Executive Arrangements (reflecting the provisions in the Term Sheet) as promptly as practicable (and, in any event, prior to the Closing).  Without limiting the foregoing, Parent and you each hereby agree in the event you and the Company, or an affiliate thereof, have not entered into Executive Arrangements by the Closing, (i) effective as of the Closing, the Term Sheet will become binding on you and Parent, the Company and their respective affiliates and will supersede any and all prior agreements (including verbal agreements) between you and the Company, Parent and any of their respective affiliates, with respect to any matters discussed therein, including, without limitation, your employment terms and severance rights and conditions following the Closing, and (ii) the Term Sheet will remain binding until superseded by the Executive Arrangements.

4.         This letter agreement will become effective immediately upon execution and delivery by you and will remain in effect through the earlier of (i) the execution of the Executive Arrangements, or (ii) the termination of the Merger Agreement.  If the Merger Agreement is terminated for any reason prior to the Closing, this letter agreement (including the Term Sheet) will automatically terminate and neither you nor the Company, Parent or any of their respective affiliates will have any liability or obligation under this letter agreement (including the Term Sheet).

5.             This letter agreement (including the Term Sheet) will be governed by and construed in accordance with the laws of the State of Delaware.  In addition, no waiver of any provision of this letter agreement (including the Term Sheet) will be effective unless such waiver is in writing, specifically references the provision being waived and is signed by the party against whom the waiver is being enforced.  This letter agreement (including the Term Sheet) may not be assigned, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other party, except Parent may assign its rights and obligations hereunder to any of its affiliates; provided that no assignment of any obligations hereunder will relieve the assigning party of any such obligations or of any liability for any breach by such party or its assignee of any such obligations.  Any purported assignment in violation of this letter agreement (including the Term Sheet) is void.  Nothing in this letter agreement (including the Term Sheet), express or implied, is intended to or will confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this letter agreement (including the Term Sheet).  This letter agreement (including the Term Sheet) may be amended, modified or supplemented at any time prior to the Effective Time by mutual agreement of Parent and you.  Any amendment, modification or revision of this letter agreement (including the Term Sheet) will be effective only if in a written instrument executed by the parties hereto.

[Remainder of Page Intentionally Left Blank]

2

Very truly yours,

Micro Holding Corp.

	By:	/s/ C. Andrew Ballard
	Name:	C. Andrew Ballard
	Title:	President

Acknowledged and Agreed:

/s/ Robert Brisco
Robert Brisco

Signature Page to Wrap Letter (Brisco)

EXHIBIT A

PROJECT ISIS

EMPLOYMENT AND EQUITY TERM SHEET
ROBERT BRISCO (“EXECUTIVE”)

Proposed Employment and Equity Terms

GENERAL TERMS

Term	Perpetual.

Title	Chief Executive Officer and President of Micro (the “Company”). Executive will also be a member of the Company’s board of directors (the “Board”).

Duties and Responsibilities

Executive shall report to the Board.  Executive will have duties and authority consistent with the position of CEO, with all of the employees of the Company reporting to Executive or his designee.

The parties will discuss Executive’s management of other investments and participation on other boards.

Base Salary	$360,000. Starting January 2011, reviewed annually for increase in the Board’s discretion.

Annual Bonus

Target Annual Bonus equal to 100% of Base Salary earned during the year (with Maximum Annual Bonus equal to 150% of Base Salary earned during the year).  The applicable performance metrics shall be mutually agreed upon.

Other Benefits

Employee benefits as provided to other senior executives of the Company.

If Executive is insurable at standard or better rates, the Company shall obtain and maintain during the Term, at its sole cost and expense, a life insurance policy in the face amount of $1 million on Executive’s life, on which Executive has the right to designate the beneficiary.

Reimbursement of business expenses, including without limitation up to $16,000 per year of conference fees for Digital Media conferences (e.g., Web 2.0, “D” Conference, TED, PubCon).

Company shall provide indemnification in respect of Executive’s service as an officer and director and shall obtain D&O insurance (including Executive in such coverage) in amounts and coverage as determined by the Board in its sole discretion.

SEVERANCE

Severance

Severance (Outside of Change of Control Period).  Upon a termination by the Company without Cause or resignation by Executive within 90 days of a Constructive Termination (either such termination, a “Qualifying Termination”) outside of a Change of Control Period, Executive will be entitled to receive:

(i) severance payments equal to (A) 9 months of Base Salary, plus (B) 75% of Executive’s maximum annual stated cash bonus target for the year of termination; and

(ii) 9 months of COBRA benefits (or cash payment in lieu of such benefits to the extent necessary to avoid adverse tax consequences to the Company or Executive).

25% of the severance payments will be subject to execution of a general release, and will be paid out in a lump sum and the remaining 75% of severance payments  (the “Covenant Payments”) will be paid out ratably over the 9 months immediately following the Qualifying Termination subject to Executive’s continued compliance with the restrictive covenants (including, for this purpose only, a non-compete (with the scope to be discussed by the parties) and a non-hire covenant with respect to director-level employees and above) during such time period. If Executive ceases to comply with such covenants, the Covenant Payments will cease.

Enhanced Severance (During Change of Control Period, including the 12-month period following the Effective Date (as defined below)).  If Executive experiences a Qualifying Termination during the Change of Control Period, Executive will be entitled to receive:

(i) a lump sum payment equal to (A) 18 months of Base Salary, plus (B) 150% of Executive’s maximum annual stated cash bonus target for the year of termination; and

(ii) 18 months of COBRA benefits (or cash payment in lieu of such benefits to the extent necessary to avoid adverse tax consequences to the Company or Executive).

Severance payable as a result of a Qualifying Termination that occurs during a Change of Control Period will be subject to the execution of a general release.

Cause

“Cause” means:

(i) Executive’s commission of an act of fraud or embezzlement upon the Company;

(ii) Executive’s being convicted of or pleading guilty or nolo contendere to a felony involving fraud, dishonesty or moral turpitude; or

(iii) Executive’s willful and continued failure to perform substantially his material duties with the Company (other than failure resulting from incapacity due to physical or mental illness) which is not remedied in a reasonable period of time after written demand for substantial performance is delivered to the executive by the Board which specifically identifies the manner in which the Board believes Executive has not substantially performed his duties; provided, however, such failure will not constitute Cause if it is cured by Executive within 30 days following delivery to Executive of a written explanation specifying the basis for the Company’s beliefs with respect to this clause (iii).

Change of Control Period	“Change of Control Period” shall mean the six-months preceding and twelve-month period following a Change of Control.

Constructive Termination

“Constructive Termination” means:

(i) the assignment to Executive of duties not commensurate with his status as Chief Executive Officer, or any material reduction of Executive’s duties, authority, responsibilities or title, relative to Executive’s duties, authority, responsibilities or title as in effect immediately prior to such reduction, except if agreed to in writing by Executive;

(ii) any material breach by the Company of the terms of the severance payment agreement;

(iii) any reduction in Executive’s compensation, including, without limitation, a reduction in base salary or a reduction in the annual bonus target; or

(iv) the relocation of Executive to a facility or a location more than 50 miles from Executive’s then present location, without Executive’s written consent.

The Company has a 30 day cure right following Executive’s written notification of the events (which must be delivered by Executive within 30 days following Executive becoming aware of the initial existence of the condition).

280G Gross –Up

Executive is entitled to a full gross-up if any payments/benefits he receives in connection with the proposed transaction become subject to excise tax pursuant to Sections 280G/4999 of the Internal Revenue Code (the “Code”).

No gross-up in connection with any Change in Control that occurs subsequent to the consummation of the proposed transaction, but the Company will agree to seek shareholder approval of any payments/benefits that would become subject to excise tax pursuant to Sections 280G/4999 of the Code.

RESTRICTIVE COVENANTS

Confidentiality	Perpetual

Ownership of IP	Work product belongs to the Company (per terms of proprietary agreement currently in effect).

Non-solicitation of employees and non-hire covenants

During employment and for one-year thereafter for non-solicit of employees.  See under “Severance” above for treatment of non-hire covenant (as well as non-compete covenant).

Any non-disparagement provisions in a separation agreement or release will be mutual.

EQUITY COMPENSATION

Equity Award

STOCK OPTIONS:

On or promptly following the Effective Date (as defined in the Merger Agreement), Executive will be granted 5% of the fully-diluted equity of Parent as options (the “Options”).

80% of the Options will be standard time-vesting options, with an exercise price equal to fair market value of the common stock on the date of grant (the “Time Options”); and 20% of the Options will be performance-vesting options, with applicable performance hurdles/vesting mechanics to be mutually agreed upon (the “Performance Options”).

The Options will be equitably adjusted in the event of a stock split, stock or cash dividend/distribution, reorganization, merger, consolidation, combination, spinoff or any similar event (which adjustment may be accomplished, in whole or in part, by making a cash payment with respect to each option as and when such option vests in an amount equal to all, or any portion of, the per share dividend/distribution that is paid to the stockholders).

Vesting (General)

STOCK OPTIONS:

Subject to Executive’s continued employment with the Company or any of its subsidiaries, Executive’s Time Options will vest in 25% increments on the first, second, third and fourth anniversaries of the Effective Date.

Per note above, performance hurdles/vesting mechanics for Performance Options (including measurement for purposes of vesting on a Change of Control or other significant liquidity events) to be mutually agreed upon.

Vesting (Qualifying Termination)	One-year accelerated vesting of Time Options (and, if performance measures are met at the time of termination, the Performance Options) upon a Qualifying Termination.

Vesting (Change of Control)

Full accelerated vesting of Time Options on Change of Control.

Vesting of Performance Options on Change of Control only if performance measures met at the time of Change of Control. Per note above, performance hurdles/vesting mechanics (including mechanics for measurement of performance at the time of a Change of Control) for Performance Options to be mutually agreed upon.

Exercisable after Termination

Executive’s vested Options shall remain exercisable as follows:

•      Upon a voluntary termination, the vested Options shall remain exercisable for (i) 6 months if such voluntary termination occurs during any time on or prior to the fifth anniversary of the Effective Date or (ii) 12 months if such voluntary termination occurs anytime thereafter;

•      Upon a Qualifying Termination, the vested Options shall remain exercisable for 12 months following the termination of employment;

•      Upon a termination for death or due to Executive’s permanent disability, the vested Options shall remain exercisable for 12 months following the termination of employment.

If Executive’s employment is terminated for Cause, all vested and unvested Options shall be immediately forfeited for no consideration.

Executive shall have the ability to net exercise his vested Options during the applicable post-employment exercise period; provided, that, such net exercise shall cover only the aggregate exercise price (and shall not also cover applicable withholding taxes) unless the following sentence applies.  Executive shall have the ability to net exercise up to 50% of his vested Options, which net exercise shall also cover applicable withholding taxes due with respect to such 50% of exercised Options solely (i)  during the first 6 months immediately following a Qualifying Termination or (ii) following a voluntary termination after the fifth anniversary of the Effective Date; provided that if the Company does not have sufficient funds to pay the taxes that would be due as a result of such exercise or has another reason to delay such exercise, then the Company shall deliver a notice to Executive that such exercise shall be postponed (and the applicable post-termination exercise period tolled) in whole or in part (such notice, the “Postponement Notice”) until such time as the Company delivers to Executive a notice that the condition giving rise to the delay no longer exists, in which event Executive shall have 60 days to net exercise the vested Options covered by the Postponement Notice and such exercise shall otherwise be in accordance with the foregoing provisions of this sentence (and if such condition persists on the last day of such Options’ 10-year term and the Options are “in the money” on such date, then such Options shall be automatically exercised on such date and such exercise shall otherwise be in accordance with the foregoing provisions of this sentence).  Notwithstanding the foregoing, if the Company provides a Postponement Notice, Executive shall always have the right to net exercise the Options subject thereto to cover only the aggregate exercise price (and not applicable withholding taxes) during the applicable post-termination exercise period.  The parties will discuss the mechanics and percentages above as it relates to Executive’s ability to net exercise with respect to his applicable withholding taxes, but in no event shall the mechanics and percentages above be modified unless mutually agreed.

Executive’s right to net exercise will be immediately extinguished (i) upon an IPO, or (ii) if Executive breaches the non-competition, no-hire or non-solicitation of employees covenants.

Rollover

Executive will invest in Parent (which shall be the entity in which H&F holds equity) an amount equal to approximately 33% of his after-tax proceeds that he would receive with respect to his currently owned equity (assuming, for these purposes, that Executive’s currently owned equity will be cashed-out in the transaction) (the “Rollover Equity”).  The Rollover Equity shall be the same type of equity as will be held by H&F.

ADDITIONAL EQUITY TERMS (CONTAINED IN MANAGEMENT STOCKHOLDERS AGREEMENT OR SIMILAR AGREEMENT)

Transfer Restrictions

No transfer of Options, other than (i) by will or by the laws of descent and distribution or (ii) to Executive’s family members or a trust for the benefit of such family members or to a partnership in which Executive and his family members are the sole partners.

No transfer of Management Shares (which includes the shares of common stock issued to or held by Executive, including all Rollover Equity and any shares received upon the exercise of an Option) until an IPO; provided, that, such restrictions shall not prevent Executive from transferring any of his Management Shares (i) pursuant to the repurchase rights, drag-along and tag-along provisions described below, (ii) by will or by the laws of descent and distribution, (iii) to Executive’s family members or a trust for the benefit of such family members or to a partnership in which Executive and his family members are the sole partners; or (iv) with the prior written consent of H&F.

Notwithstanding the foregoing, if the Executive’s employment is terminated due to either a Qualifying Termination or Executive’s voluntary resignation, Executive shall have the right to transfer his Rollover Equity with respect to not more than 50% of his holdings thereof per 12-month period following the sixth anniversary of the Effective Time; provided, that (i) any such proposed transfer shall be subject to the right of first refusal (ROFR) of the Company, (ii) no transfer shall be permitted to competitors of the Company, and (iii) any transferee shall agree to be bound by the obligations under the stockholders agreement.  If the Company determines that it will not exercise the ROFR, then H&F shall have the right to exercise the ROFR upon the same terms and conditions as the Company. If Executive breaches the non-competition, non-hire or non-solicitation of employees covenants, any right to transfer Rollover Equity pursuant to this paragraph will be immediately extinguished.

Repurchase (Call) Rights

TRIGGER/DURATION

The Company shall have call rights to repurchase Management Shares (which, for this purpose, does not include Rollover Equity) following the termination of Executive’s employment for any reason and ending on the nine-month anniversary of the later of (i) the date Executive was terminated, and (ii) the date Executive purchased the applicable shares upon exercise of his Options.

CALL PRICE

FMV (as defined below).

ASSIGNMENT OF REPURCHASE RIGHT

If, prior to the expiration of the nine-month repurchase window, the Company determines that it will not exercise the repurchase rights, then H&F shall have the right to exercise the repurchase rights upon the same terms and conditions as the Company within such nine-month period.

TERMINATION OF REPURCHASE RIGHTS

The repurchase rights shall terminate upon the closing of an IPO.

Fair Market Value

Fair market value (“FMV”) as of a given date of a share of common stock will be determined in good faith by the Company’s board of directors in a manner and pursuant to a methodology consistent with past practices.  Executive shall have the right to disagree with the valuation, in which case Executive and the Company shall jointly select an independent appraiser of nationally recognized standing to perform the valuation; or, if they cannot agree on an appraiser, each will select a firm of nationally recognized standing, which firms shall jointly select the independent appraiser.  Executive shall bear the cost of the appraisal unless the valuation is at least 5% greater than the board’s determination, in which case the costs shall be borne by the Company.

Preemptive Rights	If H&F exercises preemptive rights in connection with a financing, Executive will also be entitled to exercise customary preemptive rights in connection with such financing.

Tag-Along Rights

Upon any transfer of shares of common stock of the Company by H&F constituting >10% (in the aggregate for all such transfers) of the equity interests of the Company to another person (other than to any affiliate of H&F), Executive shall have the right to sell his Management Shares in the transaction on a pro-rata basis on the same terms and conditions as H&F (including common stock issuable upon the exercise of vested Options, with such exercise being contingent on the closing of the transaction).  Executive shall be responsible for his pro-rata portion of expenses incurred in connection with such transfer.

Notwithstanding the foregoing, the Tag-Along Rights shall not apply on or after an IPO.

Drag-Along Requirements

If H&F determines to engage in any transfer of 40% or more (in the aggregate for all such transfers) of the equity interests of the Company to another person (other than to any affiliate of H&F), then H&F may compel Executive to sell the same proportion of Management Shares on the same terms and conditions as H&F (with any vested Options being acquired for their intrinsic or “spread” value).  Drag-Along Rights shall not apply after an IPO.

Registration Rights	Customary piggyback registration rights to be granted.